

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2015

<u>Via E-mail</u>
Van Z. Krikorian
Chairman and Chief Executive Officer
Global Gold Corporation
555 Theodore Fremd Avenue, Suite C208
Rye, New York 10580

> **Re:** **Global Gold Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed April 15, 2015**
> **Form 10-Q for the Period Ended June 30, 2015**
> **Filed August 20, 2015**
> **Response dated July 22, 2015**
> **File No. 002-69494**

Dear Mr. Krikorian:

We have reviewed your July 22, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 18, 2015 letter.

<u>Form 10-K for Fiscal Year Ended December 31, 2014</u>

<u>General</u>

1. We note your response to comment 1 that "we will file the executed convertible notes

as exhibits to our June 30, 2015 Form 10-Q filing." However, the executed convertible notes have not been filed with your Form 10-Q for the Period Ended June 30, 2015. Please file the original convertible notes between Global Gold and Consolidated Resources of Armenia as exhibits.

Item 1. Description of Business, page 4

(1) General Overview, page 4

2. Please refer to comment 3. We note your disclosure on page 13 stating that the equipment for a major plant expansion was purchased and delivered in 2014. Additionally we note your disclosure on page 38 referencing deposits on contracts and equipment of $1,225,397. Please reconcile these statements to the $610,248 of Toukhmanuk spending on exploration, assaying, modeling and design work.

Item 7. Management's Discussion and Analysis or Plan Of Operation, page 38

Liquidity and Capital Resources, page 39

3. We note your response to comment 11 that the disclosure on page 39 "is accurate and sufficient." As previously requested, please address in detail how the company "continues to experience liquidity challenges." Also identify any known trends or known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in the company's liquidity increasing or decreasing in a material way. We note that the company has indicated in the response to comment 12 the amounts the company expects to spend on its plan of operations on its noted properties. Please clarify what course of action the company plans to take to remedy its liquidity challenges. Additionally, we note your response addresses the amounts owed to the company by Caldera Resources, Amarant/Alluvia and Consolidated Resources. Please address whether the company is relying on the potential recovery of judgments from the counterparties discussed in the response in order to finance its future operations. Please provide draft disclosure for our review and include the disclosure in future filings.

4. Please refer to comment 14. We are unable to locate the local government permits referenced in your response. Please advise.

Certain Relationships and Related Transactions, and Director Independence, page 47

5. We note your response to comment 16. Please clarify whether the employees are

executive officers or other related persons as defined in Instruction 1 to Item 404(a). If so, in future filings, please provide the disclosure required by Item 404(a). Please provide draft disclosure for our review.

Form 10-Q for the Period Ended June 30, 2015

Financial statements, page 3

Notes, page 6

14. Agreements and Commitments, page 22

Consolidated Resources Agreement, page 25

6. Please provide the basis for your statement on page 27 that "[a]s of September 30, 2013, the balance due on advances from Global Gold Corporation was $5,244,865 plus accrued interest of $164,224, none of which was paid." Please explain how these amounts are reflected in your financial statements.

You may contact John Coleman at (202) 551-3610 if you have questions regarding mining engineering comments and related matters. Please contact Ronald E. Alper at (202) 551-3329 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining